FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of October, 2020

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated October 29, 2020, announcing that Gilat Successfully Demonstrates Carrying 5G Traffic with Outstanding Performance over Thaicom's GEO HTS Satellite.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated October 29, 2020	By: /s/ Yael Shofar
Yael Shofar
General Counsel

Gilat Successfully Demonstrates Carrying 5G Traffic with
Outstanding Performance over Thaicom's GEO HTS Satellite

Gilat's cellular backhaul solution declared operational and ready for implementation in 5G architecture

Petah Tikva, Israel, October 29, 2020 -- Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, announced today that it successfully demonstrated carrying 5G traffic with outstanding performance over Thaicom's GEO HTS satellite. With this successful demonstration, Gilat's cellular backhaul solution is declared operational and ready for implementation in the 5G architecture.

Superior user experience was recorded using Gilat's Capricorn PLUS VSAT in the live demonstrations last month with two MNOs over Thaicom's IPSTAR GEO satellite. Using a 5G handset, a large number of applications including: Browsing, Speedtest, Youtube 4K, VoLTE, ViLTE, Virtual Reality, Augmented Reality and even communication with a drone providing a live video stream, were tested with excellent results.

The tests were done with a number of 5G architecture options, including Standalone (SA) and Non-Standalone (NSA), using Gilat's Capricorn PLUS with adaptation of its patented GTP acceleration, reaching speeds of 400 Mbps download and 100 Mbps upload and at times showing results better than the terrestrial connection.

“We are excited with the results of the close work with our partners in demonstrating the extraordinary capabilities of our flagship VSAT, Capricorn PLUS. We believe that these recorded results of 400/100 Mbps to/from the 5G handset are unique in the industry," said Alik Shimelmits, Chief Technology and Product Officer at Gilat. “This was successfully demonstrated using Gilat’s Capricorn PLUS over Thaicom’s GEO satellite and MNOs are invited to go ahead and deploy Gilat's solution for their 5G services.”

"I am very pleased that Thaicom and Gilat have jointly achieved such a significant milestone, further proving the strategic long-term relationship between the companies," said Abhay Kumar, Regional Vice President Asia Pacific and Japan for Gilat. "This strong partnership went a long way in allowing us to demonstrate these remarkable 5G capabilities and positions us well to deliver value to MNOs as they embark on their journey to deliver differentiated 5G services to the people around the world."

“Thaicom has deployed Gilat’s multi-service platform across many MNOs over the years. Gilat has been a very strong partner for Thaicom and we highly value this relationship,” said Nile Suwansiri, CCO Thaicom. “This demonstration of 5G capabilities in Thailand will enable us to deliver very strong services with our HTS IPSTAR satellite to address the MNOs satellite-based 5G requirements.”

About Thaicom
Thaicom is a leading Asian satellite operator and end-to-end service provider of satellite enabled communications since 1991. With nearly 30 years of experience in providing cost-effective satellite communications and a presence in 10 countries in Asia-Pacific, Thaicom is a partner of choice for many of the region’s leading broadcasters, telecom operators, and government customers. Thaicom’s video and data platforms offer a portfolio of integrated satellite communications that fuel the demand of these customers to connect and grow their markets in the digital era. Thaicom is a true innovator and satellite industry pioneer: with IPSTAR, Thaicom was the first operator in the world to develop and launch a High Throughput Satellite (HTS). Thaicom currently operates a fleet of four high performance satellites covering Asia, Oceania, and Africa. Visit www.thaicom.net.

About Gilat
Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With 30 years of experience, we design and manufacture cutting-edge ground segment equipment, and provide comprehensive solutions and end-to-end services, powered by our innovative technology. Delivering high value competitive solutions, our portfolio comprises of a cloud based VSAT network platform, high-speed modems, high performance on-the-move antennas and high efficiency, high power Solid State Amplifiers (SSPA) and Block Upconverters (BUC).

Gilat’s comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband access, cellular backhaul, enterprise, in-flight connectivity, maritime, trains, defense and public safety, all while meeting the most stringent service level requirements. Gilat controlling shareholders are the FIMI Private Equity Funds. For more information, please visit: www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, risks associated with the outbreak and global spread of the coronavirus (COVID-19) pandemic; changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission. We undertake no obligation to update or revise any forward-looking statements for any reason.

Contact:
Gilat Satellite Networks
Doreet Oren, Director Corporate Communications
DoreetO@gilat.com